Wheelchair ADL Solutions Corporation

1324 N. Liberty Lake Rd. #169

Liberty Lake, WA 99019

February 27, 2012

United States Securities and Exchange Commission

Attn: Ms. Amanda Ravitz, Assistant Director; and Mr. Tom Jones, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Wheelchair ADL Solutions Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed January 31, 2012

File No. 333-178417

Dear Ms. Ravitz and Mr. Jones:

We are writing in response to your comment letter dated February 17, 2012 regarding the above referenced registration statement amendment.  Our responses to your comments follow each of the comments below:

Prospectus Summary, page 5

1.

We note your response to prior comment 3.  Please reconcile the disclosure on page 5 with the disclosure in the third paragraph on page 19 concerning steps you still need to take and the capital and timelines necessary to generate revenue from your planned business.  Also, reconcile the disclosure on pages 5 and 20 about the two stages.

RESPONSE:  We have made the needed reconciliations in both areas of the registration statement amendment.

The Offering, page 14

2.

We note your responses to prior comments 7 and 12.  Please reconcile the disclosure in this section that one million shares were issued to the founder and the remaining 1,013,000 shares were offered and sold by you at a purchase price of $.10 per share with disclosure in the last paragraph on page 17 that 2,013,000 shares registered for resale were issued for services or were sold to selling security holders at a price of $.10 per share. It appears that you sold 13,000 shares to selling security holders at a price of $.10 per share.  Please also describe the services used as consideration.

RESPONSE:  We have made the needed reconciliations and clarifications and have revised to describe the services.

Plan of Operation, page 19

3.

We note your responses to prior comments 14 and 16.  However, the disclosure you added in the third and fourth sentences of this section does not clarify: (1) how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws; and (2) the operation of your business for the first six months.  We note the disclosure on page F-3 that you had total assets of $1,405 at November 30, 2011.  Please advise or revise.

RESPONSE:  We have revised our disclosure and added risk factor language as suggested in Comment 4.

4.

If you do not have sufficient resources to comply with your obligations under the federal securities laws, please highlight in your prospectus summary and add a risk factor to disclose the resulting lack of information that will be available to investors.

RESPONSE:  We have revised the prospectus summary and added risk factor language as suggested.

Compliance with Section 16(A) of the Exchange Act, page 26

5.

We note your response to prior comment 25.  Please disclose when you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act.

RESPONSE:  We have made the necessary revision.

Plan of Distribution, page 27

6.

We note your response to prior comment 26.  Please expand this section to describe the subscription agreement.  With regard to the subscription agreement to be used in connection with this offering, tell us the purpose and effect of each representation and acknowledgement that you are requiring from investors.  Also, provide us your analysis of how each such representation and acknowledgement is consistent with Section 14 of the Securities Act.

RESPONSE:  We have replaced the Exhibit 10.2 subscription agreement form with one we think is more appropriate, and which does not require certain investor representations and acknowledgments.

Closing

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

Matthew Allen

By: /s/ Matthew Allen

Matthew Allen, Chairman and President

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